Nicole C. Brookshire T: +1 617 937 2357 nbrookshire@cooley.com	VIA EDGAR

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK [*].

April 13, 2017

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Suzanne Hayes

RE:	Akcea Therapeutics, Inc.
Registration Statement on Form S-1
Filed: March 27, 2017
CIK No. 0001662524
File No. 333-216949

Ladies and Gentlemen:

On behalf of Akcea Therapeutics, Inc. (“Akcea”) and in connection with Akcea’s Registration Statement on Form S-1 (File No. 333-216949), originally confidentially submitted to the Securities and Exchange Commission (the “Commission”) on May 6, 2016 and originally filed with the Commission on March 27, 2017 (the “Registration Statement”), we submit this supplemental letter to the staff (the “Staff”) with respect to Akcea’s preliminary estimate of the price range for its initial public offering.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by Akcea’s request for confidential treatment for selected portions of this letter. Akcea has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of Akcea’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which Akcea is requesting confidential treatment.

Akcea advises the Staff that Akcea currently estimates a preliminary price range of $[*] — $[*] per share for its initial public offering (the “Preliminary Price Range”), which Preliminary Price Range takes into account a one-for-[*] reverse stock split of Akcea’s capital stock (the “Reverse Stock Split”).  The Preliminary Price Range has been determined based, in part, upon current

500 BOYLSTON STREET, BOSTON, MA 02116-3736  T: (617) 937-2300  F: (617) 937-2400  WWW.COOLEY.COM

CONFIDENTIAL TREATMENT REQUESTED BY AKCEA THERAPEUTICS, INC.

April 13, 2017 Page Two

market conditions and input received from the lead underwriters.  The lead underwriters for the proposed initial public offering first communicated their estimated Preliminary Price Range to Akcea on April 12, 2017.  Akcea notes that it currently expects to include a $2.00 price range within the Preliminary Price Range in its preliminary prospectus, but the parameters of that final price range will be subject to then-current market conditions, continuing discussions with the underwriters and further business developments impacting Akcea.

Akcea currently is a wholly-owned subsidiary of Ionis Pharmaceuticals, Inc. (“Ionis”), a publicly-traded biopharmaceutical company.  Akcea has historically granted employees options to purchase shares of Ionis’ common stock (“Ionis Options”) and options to purchase shares of Akcea’s common stock (“Akcea Options”).  Ionis Options were typically granted on or about an employee’s date of hire or promotion whereas corresponding Akcea Options were sometimes granted at a later date.  Subject to service based vesting requirements, the Ionis Options only become exercisable if (1) Akcea is not acquired or if Akcea does not complete a qualified financing transaction, such as its initial public offering, by June 30, 2017 (a “Qualified Transaction”) and (2) the employee forfeits his or her Akcea Options. Upon the consummation of any such Qualified Transaction, each Akcea employee will forfeit his or her right to Ionis Options such that under no circumstances would an employee be able to exercise both Ionis Options and Akcea Options.  Because the exercisability provisions of the awards are interrelated and mutually exclusive, the fair values of the corresponding Ionis Options and Akcea Options were determined on their dates of grant and the option with the greater fair value was recognized over the vesting period of the awards.  To the extent the grant of Ionis Options occurred in a financial reporting period prior to the period in which the corresponding Akcea Options were granted, Akcea began recognizing the stock-based compensation expense associated with the Ionis Options at the grant date.  Akcea then evaluated if any incremental stock-based compensation expense should be recognized as a result of the fair value of the Akcea Options exceeding the fair value of the corresponding Ionis Options in the period in which the Akcea Options were granted.

The following table summarizes all Ionis Options and Akcea Options granted over the past 12 months, after giving effect to the Reverse Stock Split.  The following table groups together the corresponding Ionis Options and Akcea Options and indicates whether the stock-based compensation expense recognized with respect to corresponding grants was based on the fair value of the Ionis Options or Akcea Options, as applicable.

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CONFIDENTIAL TREATMENT REQUESTED BY AKCEA THERAPEUTICS, INC.

April 13, 2017 Page Three

Tranche	Grant Date	Number of Shares of Ionis Common Stock	Exercise Price per Share of Ionis Common Stock ($)	Fair Value per Share of Ionis Common Stock at Grant Date For Financial Reporting ($)	Number of Shares of Akcea Common Stock	Exercise Price per Share of Akcea Common Stock ($)	Fair Value per Share of Akcea Common Stock at Grant Date For Financial Reporting ($)	Type of Common Stock on which Stock-Based Compensation Expense was Recognized
March 7 - April 4, 2016	03/07/2016	25,000	41.49	19.67	—	—	—	Ionis
	03/21/2016	20,000	40.63	19.26	—	—	—
	04/04/2016	—	—	—	[*]	[*]	[*]
April 1 - July 15, 2016	04/01/2016	20,000	41.02	20.78	—	—	—	Ionis
	04/18/2016	20,000	43.32	21.94	—	—	—
	05/02/2016	35,000	40.40	20.46	—	—	—
	06/06/2016	10,000	24.29	12.30	—	—	—
	07/15/2016	—	—	—	[*]	[*]	[*]
July 1 - August 10, 2016	07/01/2016	20,000	24.42	12.30	—	—	—	Ionis
	8/10/2016	—	—	—	[*]	[*]	[*]
October 6 - November 28, 2016	10/6/2016	—	—	—	[*]	[*]	[*]	Akcea (no corresponding Ionis Options were granted to these U.K.- based employees)
	11/28/2016	—	—	—	[*]	[*]	[*]
October 10 - November 2, 2016	10/10/2016	7,500	34.32	17.57	—	—	—	Ionis
	11/2/2016	—	—	—	[*]	[*]	[*]
January 1 — March 30, 2017	1/1/2017	500	47.83	25.50	—	—	—	Ionis (no corresponding Akcea Options have been granted to date)
	1/3/2017	316,288	47.34	25.23	—	—	—
	1/15/2017	10,000	48.09	25.63	—	—	—
	1/16/2017	18,000	48.09	25.63	—	—	—
	3/12/2017	3,000	41.84	22.31	—	—	—
	3/24/2017	1,000	38.98	20.78	—	—	—
	3/30/2017	18,000	40.41	21.54	—	—	—

CONFIDENTIAL TREATMENT REQUESTED BY AKCEA THERAPEUTICS, INC.

April 13, 2017 Page Four

A discussion of the methodology used to determine the fair value of Akcea’s common stock and Ionis’ common stock for the purposes of each of the grants of Akcea Options and Ionis Options, respectively, set forth above is contained in the Registration Statement.  As noted in the Registration Statement, the fair value of Ionis’ common stock on each date of grant was equal to the closing price of Ionis’ common stock on the NASDAQ Stock Market on such date.

For the Akcea Option grants made in 2016, Akcea’s board of directors determined the fair market value of Akcea’s common stock on the date of grant to be $[*] per share based on a number of factors, including a third-party valuation as of January 1, 2015 and Akcea’s prospects and expected operating results. More specifically, Akcea’s board of directors considered, among other things: (1) the prices, rights, preferences and privileges of Akcea’s preferred stock relative to its common stock; (2) Akcea’s business, financial condition and results of operations, including related industry trends affecting its operations; (3) the likelihood of achieving a liquidity event, such as an initial public offering, given prevailing market conditions; (4) the lack of marketability of Akcea’s common stock; (5) the market performance of comparable publicly traded companies; (6) U.S. and global economic and capital market conditions and outlook; and (7) other factors that Akcea’s board of directors deemed material in order to determine in good faith the fair market value per share of Akcea’s common stock.  In approving the Akcea Option grants throughout 2016, Akcea’s board of directors determined that on the grant date no material business or market developments had occurred since the valuation date of January 1, 2015 that would warrant an increase in the valuation of Akcea’s common stock.  Although Akcea advanced clinical development of its drugs, Akcea respectfully advises the Staff that it does not believe that there was any material value inflection point from January 1, 2015 through November 28, 2016.  Further, in May 2016, Ionis and Akcea disclosed that certain patients treated with volanesorsen and IONIS-TTRRX experienced significant declines in platelet levels.  After this disclosure, Ionis’ market capitalization, which in part reflects the value of Akcea, decreased by approximately 45%. Thereafter, Ionis’ common stock remained volatile throughout 2016.

The valuation as of January 1, 2015 was determined using the option pricing method (the “OPM”). Akcea determined the equity value by using a combination of income and market approaches, each weighted at 50% of the overall valuation. Akcea estimated the equity value under the income approach based on the present value of its future cash flows and a terminal value, calculated using the “Gordon Growth” model, using a discount rate of 15%. Akcea selected this discount rate based upon the weighted-average cost of capital from comparable companies using a capital asset pricing model. In addition, the forecast that Akcea used included a probability of success factor prior to discounting. Akcea estimated the equity value under the market approach by applying revenue market multiples of comparable companies to its forecasted revenues. Akcea then discounted the value of its common stock under the OPM for lack of marketability by 40%.

500 BOYLSTON STREET, BOSTON, MA 02116-3736  T: (617) 937-2300  F: (617) 937-2400  WWW.COOLEY.COM

CONFIDENTIAL TREATMENT REQUESTED BY AKCEA THERAPEUTICS, INC.

April 13, 2017

Page Five

Akcea respectfully submits to the Staff that the increase in value between Akcea’s 2016 option grants and the Preliminary Price Range is reasonable. The Preliminary Price Range reflects (1) the completion of the Phase 3 COMPASS clinical trial in December 2016, (2) Akcea’s initiation of a strategic collaboration with Novartis in January 2017, (3) the completion of the Phase 3 APPROACH clinical trial in March 2017 and (4) Akcea’s progress in building a commercial organization for volanesorsen.  Further, the Preliminary Price Range excludes any discount for Akcea’s common stock due to lack of marketability and takes into account that the initial public offering would provide significant cash proceeds to Akcea to help fuel its growth and substantially strengthen its balance sheet.  In addition, the discount applicable to Akcea’s stock option grants, as compared to the Preliminary Price Range, is supported by (A) the inherent uncertainty of completing a successful initial public offering, (B) the possibility that the actual initial public offering price could be substantially lower than the Preliminary Price Range recommended by Akcea’s underwriters and (C) the 180-day lock-up agreement to which the shares underlying the Akcea Options will be subject following the initial public offering.

We hereby request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter.  Akcea believes that return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of Akcea that may, if disseminated, negatively impact the trading in the stock of Akcea following Akcea’s initial public offering.  Akcea advises the Staff that it has not filed the supplemental information subject to this request in electronic format.  Please return this letter to Akcea, in care of the undersigned, a responsible representative of Akcea, at 500 Boylston Street, Boston, Massachusetts 02116.

***

500 BOYLSTON STREET, BOSTON, MA 02116-3736  T: (617) 937-2300  F: (617) 937-2400  WWW.COOLEY.COM

CONFIDENTIAL TREATMENT REQUESTED BY AKCEA THERAPEUTICS, INC.

April 13, 2017
Page Six

Please contact the undersigned at (617) 937-2357 or Richard C. Segal at (617) 937-2332 with any questions regarding the above.

Very truly yours,

/s/ Nicole C. Brookshire

Nicole C. Brookshire

cc:                                Beth Hougen, Akcea Therapeutics, Inc.

Patrick O’Neil, Akcea Therapeutics, Inc.

Charles S. Kim, Cooley LLP

Sean Clayton, Cooley LLP.

Richard C. Segal, Cooley LLP

500 BOYLSTON STREET, BOSTON, MA 02116-3736  T: (617) 937-2300  F: (617) 937-2400  WWW.COOLEY.COM

CONFIDENTIAL TREATMENT REQUESTED BY AKCEA THERAPEUTICS, INC.